

ORRICK



06012167

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

March 29, 2006

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 0 4 2006
WASH. D.C.
185
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of March 23, 2006 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
APR 0 5 2006
THOMSON
FINANCIAL

4/4

DOCSNY1:863595.21
13024-2 JG9/JG9

FILE NO.
82-5077

FJH

Ad-hoc announcement

FJH reduces loss and restores sound financial basis

- **Turnover 51.1 million Euro (preceding year 67.7 million Euro)**
- **Consolidated result -2.0 million Euro (preceding year -122.7 million Euro)**
- **Earnings per share -0.21 Euro (preceding year -14.91 Euro)**
- **Shareholders' equity +4.4 million Euro (preceding year -9.7 million Euro)**

The Supervisory Board of Prime Standard-listed consulting and software house FJH AG (ISIN DE0005130108) has today approved the audited consolidated financial statements for 2005. According to the financial statements, the Group successfully completed most of the restructuring process commenced in summer 2005 and restored a stable equity base. Turnover for the last fiscal year was around 51.1 million Euro (2004: 67.7 million Euro) with a total operating performance of around 51.6 million Euro (2004: 67.6 million Euro). Earnings before interest and taxes (EBIT) improved significantly to -3.7 million Euro (preceding year: -123.3 million Euro). The consolidated loss was reduced to -2.0 million Euro (preceding year: -122.7 million Euro). This meant a loss per share of -0.21 Euro (preceding year: -14.91 Euro).

The capital increases implemented during the last fiscal year have put the company back on a sound financial footing. At the end of 2005 the FJH Group had shareholders' equity of +4.4 million Euro compared with negative shareholders' equity of -9.7 million in the preceding year. The capital increase implemented in March 2006 increased shareholders' equity by a further 14.5 million Euro.

The company will publish its audited consolidated financial statements at the financial statements press conference on 30 March 2006 in Munich.

For 2006, the company expects turnover to increase to around 56 million Euro with positive EBIT of around 3 million Euro. The annual net income should be around 2 million Euro. The company expects to return to a positive free cash flow from Q2 and for the year as a whole.

FJH AG
Eva Hesse
Elsenheimerstraße 65
80687 München

Tel.: +49 (0) 89 769 01 274
Fax: +49 (0) 89 769 01 606
E-mail: eva.hesse@fjh.com
Internet: www.fjh.com

Munich, 28 March 2006